From: Bonnie, Joshua F.

Sent: Thursday, January 19, 2017 4:59 PM

Subject: Invitation Homes Inc. — Registration Statement on Form S-11 (File No. 333-215452)

Ms. McManus and Mr. Patel,

Pursuant to our conversation this afternoon, please find below Invitation Homes’ proposed response to the Staff’s comment 1 in the comment letter issued on January 18, 2017.

Invitation Homes is available at any time should you have any questions or find it to be helpful to discuss. We would be extremely grateful for your review of this proposed response today or tomorrow if at all possible.

With best regards.

Josh Bonnie

*****

1. We note your response to comment 1 of our letter dated December 12, 2016 that several peer companies exclude from their same store pool the results of properties that had completed an upfront renovation but had not yet been leased or occupied for a certain period of time. However, your definition of your same store portfolio appears to exclude all properties that have been renovated but have not yet entered into a lease, regardless of how much time has passed since renovation. Please clarify how you determined it was appropriate to exclude all of these properties. We note your disclosure on page 111 that for leases starting in the nine months ended September 30, 2016, the average time between renovation completion and initial lease start was 38 days.

Invitation Homes believes that presenting information about the portion of its portfolio that was fully operational – i.e., that had completed an upfront renovation and had been on lease for at least 90 days – for the entirety of a given reporting period, when taken together with the results of its total portfolio, provides investors with meaningful information about the performance of its comparable homes across periods and about trends in its organic business. As disclosed on page 111, for initial Invitation Homes leases starting in the nine months ended September 30, 2016, the average time between renovation completion and initial lease start was 38 days and was 53 days for leases starting in the nine months ended September 30, 2015. As a result, homes that had not commenced an initial post-renovation lease by the determination date in respect of the first year of a two-year Same Store comparison period will typically have been leased for the entirety of the second year of such comparison period, which may render less comparable the results of the periods within the Same Store comparison period and overstate certain items such as revenue growth and NOI growth. Accordingly, Invitation Homes believes that a supplemental presentation of operating data and results on a basis that excludes these non-comparable homes enhances a reader’s understanding of trends in its organic business.

Invitation Homes supplementally advises the Staff that a definition of Same Store portfolio that included all homes that had completed an upfront renovation and had been available for lease for at least 90 days prior to the applicable determination date would have resulted in the inclusion of fewer than 400 (or approximately 1%) additional homes in its 2015/2016 Same Store portfolio of 36,569 homes and fewer than 250 (or approximately 1%) additional homes in its the 2014/2015 Same Store portfolio of 18,762 homes, and would not have resulted in any material differences from the Same Store metrics presented in the Registration Statement. For example, utilization of this alternative definition of Same Store portfolio would have resulted in Same Store number of homes, average occupancy, and average monthly rent as of and for the nine months ended September 30, 2016 of 36,958, 96.1% and $1,607, respectively, as compared to actual Same Store number of homes, average occupancy, and average monthly rent of 36,569, 96.1%, and $1,603, respectively. As of and for the nine months ended September 30, 2015, utilization of this alternative definition would have resulted in Same Store number of homes, average occupancy, and average monthly rent of 36,958, 95.8% and $1,541, respectively, as compared to actual Same Store number of homes, average occupancy, and average monthly rent of 36,569, 96.1%, and $1,538, respectively. Invitation Homes advises the Staff that if in future periods the inclusion of such homes would have a material impact on its Same Store results it will consider whether any modification to its presentation of Same Store portfolio information would be appropriate.

To clarify the foregoing, Invitation Homes will revise the Registration Statement to include the additional following disclosure:

“As explained in the glossary of this prospectus, our definition of Same Store portfolio includes only those homes that have both completed an upfront renovation and entered into at least one post-renovation Invitation Homes lease at least 90 days prior to the first day of the prior-year measurement period. Accordingly, our Same Store portfolio excludes homes that had completed an upfront renovation, but which had not yet commenced an initial Invitation Homes lease at or prior to the applicable determination date. As disclosed in “Business—Our Business Activities—Property Renovations,” for initial Invitation Homes leases starting in the nine months ended September 30, 2016, the average time between renovation completion and initial lease start was 38 days and was 53 days for leases starting in the nine months ended September 30, 2015. As a result, homes that had not commenced an initial post-renovation lease by the determination date in respect of the first year of a two-year Same Store comparison period will typically have been leased for the entirety of the second year of such comparison period, which may render less comparable the results of the periods within the Same Store comparison period and overstate certain items such as revenue growth and NOI growth. Accordingly, we believe that our presentation of Same Store results enhances a reader’s understanding of trends in our organic business. A definition of Same Store portfolio that included all homes that had completed an upfront renovation and had been available for lease for at least 90 days prior to the applicable determination date would not have resulted in material differences from the Same Store presentation included in this prospectus. For example, utilization of this alternative definition of Same Store portfolio would have resulted in Same Store number of homes, average occupancy, and average monthly rent as of and for the nine months ended September 30, 2016 of 36,958, 96.1% and $1,607, respectively, as compared to actual Same Store number of homes, average occupancy, and average monthly rent of 36,569, 96.1%, and $1,603, respectively. As of and for the nine months ended September 30, 2015, utilization of this alternative definition would have resulted in Same Store number of homes, average occupancy, and average monthly rent of 36,958, 95.8% and $1,541, respectively, as compared to actual Same Store number of homes, average occupancy, and average monthly rent of 36,569, 96.1%, and $1,538, respectively.”

Joshua Ford Bonnie

Simpson Thacher & Bartlett LLP

T: +1-212-455-3986/+1-202-636-5804

jbonnie@stblaw.com